Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: June 24, 2021

Offerpad Announces Plans to Appoint Tech and Real Estate Leaders to Public Company Board of Directors

Accomplished executives from First American Financial Corporation, Realtor.com, Taylor Morrison Home Corporation and Zillow to be part of board following closing of merger with Supernova

Chandler, Ariz. – June 24, 2021 - Offerpad, Inc., the tech-enabled Real Estate Solutions Center and a leading iBuyer, announced today the planned composition of its board of directors following the closing of its merger with Supernova Partners Acquisition Company, Inc. (“Supernova”). At the closing of the merger, which is expected to occur in the third quarter of 2021, shares of the post-transaction company’s Class A common stock will be listed on the New York Stock Exchange under the ticker “OPAD” and the post-transaction company will change its name to Offerpad Solutions Inc.

The board members who will be appointed in connection with the closing of the transaction are accomplished entrepreneurs and investors, current and former CEOs, seasoned executives and strategic advisors with proven track records as leaders in best-in-category real estate and tech companies such as First American Financial Corporation, Realtor.com, Taylor Morrison Home Corporation and Zillow. These experienced public company professionals are expected to help Offerpad accelerate its growth and market expansion to capture more of the $1.9 trillion residential real estate sales market.

The newly appointed members of Offerpad’s board at closing will be:

•	Katie Curnutte - Former SVP of Communications and Public Affairs at Zillow and founding partner of Kingston Marketing Group

•	Alexander Klabin - Co-chair of Supernova, founder and CEO of Ancient, Executive Chairman of Sotheby’s Financial Services

•	Ryan O’Hara - Former CEO of Move, Inc. (parent company of Realtor.com) and former board member of REA (parent company of realestate.com.au)

•	Sheryl Palmer - Chairman and CEO of Taylor Morrison Home Corporation

The new appointees will join existing Offerpad board members Brian Bair, Founder and CEO of Offerpad, who will also assume the role of Chairman at closing; Ken DeGiorgio, President of First American Financial Corp.; and Roberto Sella, Founder and Managing Partner at LL Funds.

“I am excited to have assembled such a talented group of technology, real estate and finance leaders to join Offerpad’s board,” said Brian Bair, Offerpad founder and CEO. “Online real estate has entered a new era of innovation and adoption as consumers become increasingly more digital and the real estate market grows more and more competitive. This group of proven innovators brings decades of experience at high-growth public companies and investment platforms that touch all aspects of our business. I look forward to the strategic direction they’ll bring to Offerpad as a newly public company focused on expanding our product and service lineup and accelerating market expansion.”

About Offerpad

Offerpad is using technology-enabled solutions across its digital platform to remake the home selling and buying experience. With firsthand real estate experience and powerful proprietary technology, the company provides several consumer-focused options including instant cash offers and superior home listing services. Offerpad is a privately held company headquartered in Chandler, Arizona, operating across the country in nearly 1,000 cities and towns.

Forward Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Offerpad’s future financial or operating performance. For example, statements regarding Offerpad’s post-transaction performance and the anticipated timing of the proposed business combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Offerpad and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Offerpad, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Offerpad as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the ability to respond to general economic conditions; the health of the U.S. residential real estate industry; the ability to grow market share in existing markets or any new markets; the impact of the COVID-19 pandemic; the ability to manage growth effectively; the ability to accurately value and manage inventory, and to maintain an adequate and desirable supply of inventory; the ability to successfully launch new product and service offerings, and to manage, develop and refine the technology platform; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Supernova from time to time with the SEC.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Offerpad does not undertake any duty to update these forward-looking statements.

Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common stock in connection with its solicitation of proxies for the vote by Supernova’s stockholders with respect to the proposed business combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Offerpad, Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Supernova as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Offerpad and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Supernova in connection with the proposed business combination. A list of the names of those directors and executive officers and information regarding their interests in the proposed business combination is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Offerpad, or any of their respective affiliates.

Media Contact:

Laura Collins, Offerpad

David Stephan, Offerpad

Press@Offerpad.com